SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                               (Amendment No. 4)*

                               Activeworlds Corp.
         ---------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 Par Value Per Share
         ---------------------------------------------------------------
                         (Title of Class of Securities)

                                    0504X207
         ---------------------------------------------------------------
                                 (CUSIP Number)

                                 Michael Gardner
                 Baytree Capital Associates LLC, 40 Wall Street,
                  58th Floor, New York, NY 10005 (212) 509-1700
         ---------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 13, 2004
         ---------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0504X207                    13D                      Page 2 of 7 Pages


_______________________________________________________________________________
1)       Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only)

         Baytree Capital Associates LLC
_______________________________________________________________________________
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                           (a)  [X]
                           (b)  [ ]
_______________________________________________________________________________
3)       SEC Use Only (See Instructions)


_______________________________________________________________________________
4)       Source of Funds (See Instructions)

         Not Applicable
_______________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

         Not Applicable
_______________________________________________________________________________
6)       Citizenship or Place of Organization

         Delaware, United States
_______________________________________________________________________________
                                    7) Sole Voting Power
                                       1,350,000*
Number of                              ________________________________________
Shares Beneficially                 8) Shared Voting Power
Owned by Each                          0
Reporting Person                       ________________________________________
With                                9) Sole Dispositive Power
                                       1,350,000*
                                       ________________________________________
                                    10)Shared Dispositive Power
                                       0
_______________________________________________________________________________
11)      Aggregate Amount Beneficially Owned by each Reporting Person

         1,350,000*


* Consists solely of warrants to purchase shares of common stock.

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CUSIP No. 0504X207                    13D                      Page 3 of 7 Pages


_______________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                   [ ]

_______________________________________________________________________________
13)      Percent of Class Represented by Amount in Row (11)

         20.3%

_______________________________________________________________________________
14)      Type of Reporting Person (See Instructions)

         OO - Limited Liability Company

_____________________________________________________________________________



1)       Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only)

         Michael Gardner
_______________________________________________________________________________
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                           (a)  [X]
                           (b)  [ ]
_______________________________________________________________________________
3)       SEC Use Only (See Instructions)


_______________________________________________________________________________
4)       Source of Funds (See Instructions)

         Not Applicable
_______________________________________________________________________________
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

         Not Applicable
_______________________________________________________________________________
6)       Citizenship or Place of Organization

         United States

CUSIP No. 0504X207                    13D                      Page 4 of 7 Pages

                                       ________________________________________
                                    7) Sole Voting Power
                                       1,873,160
Number of                              ________________________________________
Shares Beneficially                 8) Shared Voting Power
Owned by Each                          0
Reporting Person                       ________________________________________
With                                9) Sole Dispositive Power
                                       1,873,160
                                       ________________________________________
                                    10)Shared Dispositive Power
                                       0
_______________________________________________________________________________
11)      Aggregate Amount Beneficially Owned by each Reporting Person

            1,873,160

_______________________________________________________________________________
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [ ]

_______________________________________________________________________________
13)      Percent of Class Represented by Amount in Row (11)

         35.2%


_______________________________________________________________________________
14) Type of Reporting Person (See Instructions)

         IN


_______________________________________________________________________________


ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D/A No. 4 (the "Statement") relates to the common stock, $0.001 par value per share Activeworlds Corp., a Delaware corporation ("AWLD"), with its principal executive offices at 40 Wall Street 58th Floor, New York, NY 10005.

_______________________________________________________________________________
ITEM 2.  IDENTITY AND BACKGROUND.

     (a) Baytree Capital Associates LLC
     (b) Business address: 40 Wall Street, 58th Floor, New York, NY 10005

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CUSIP No. 0504X207                    13D                      Page 5 of 7 Pages

     (c) Occupation: Investor. Principal business of employer: invest in other businesses, Baytree Capital Associates LLC, 40 Wall Street, 58th Floor, New York, NY 10005
     (d) No
     (e) No
     (f) Delaware, United States


     (a) Michael Gardner*
     (b) Business address: 40 Wall Street, 58th Floor, New York, NY 10005, c/o Baytree Capital Associates LLC
     (c) Occupation: Investor. Principal business of employer: invest in other businesses, Baytree Capital Associates LLC, 40 Wall Street, 58th Floor, New York, NY 10005
     (d) No
     (e) No
     (f) United States

* Michael Gardner is the sole beneficial owner and sole managing member of Baytree Capital Associates LLC.

_______________________________________________________________________________
ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not Applicable


--------------------------------------------------------------------------------

ITEM 4.  PURPOSE OF TRANSACTION.

All AWLD securities owned by Mr. Gardner and Baytree Capital Associates LLC ("Baytree") have been acquired for investment purposes only. As discussed in a Form 8-K filed by AWLD, on December 13, 2004 AWLD entered into an Agreement and Plan of Merger to acquire Hi-G-Tek, Ltd. in a reverse merger, whereby a subsidiary of AWLD will acquire Hi-G-Tek, Ltd. in exchange for 24,683,303 shares of AWLD outstanding common stock (the "Merger").

(a)      None
(b)      None
(c)      None
(d)      None
(e)      None
(f)      None
(g)      None
(h)      None
(i)      None
(j)      None
_______________________________________________________________________________

CUSIP No. 0504X207                    13D                      Page 6 of 7 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of December 16, 2004, Mr. Gardner and Baytree beneficially own an aggregate of 3,223,160 shares of AWLD common stock which represents approximately 48.30% of the issued and outstanding common stock of AWLD, which includes 1,350,000 warrants to purchase shares of common stock owned by Baytree. 300,000 of these warrants are exercisable at $1.187 per share, 300,000 are exercisable at $0.06 per share, and 750,000 are exercisable at $2.00 per share.
(b) Baytree has the sole power to vote and direct the disposition of 1,350,000 warrants and the shares of common stock received upon exercise thereof. Mr. Gardner is the sole managing member of Baytree, and thus effectively he has the power to vote and direct the disposition of such securities owned by Baytree. Mr. Gardner also has the sole power to vote and direct the disposition of 1,873,160 shares of common stock of AWLD owned by him.
(c) On December 13, 2004, AWLD and Baytree entered into a Letter Agreement whereby AWLD agreed to issue Baytree 750,000 warrants exercisable at $2.00 per share as consideration for certain consulting services.
(d)      None
(e)      N/A

_______________________________________________________________________________
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

On December 13, 2004, AWLD entered into a Letter Agreement with Baytree in which Baytree agreed to provide consulting services to AWLD. The term of the agreement is 24 months from the closing date of the Merger. In consideration for such services, AWLD agreed to issue Baytree 750,000 warrants to purchase shares of common stock of AWLD with an exercise price of $2.00, exercisable at any time over a period of three years, and containing cashless exercise provisions and piggyback registration rights. AWLD also agreed to reimburse Baytree for certain expenses. Baytree has acted as a finder with regard to the Merger and will receive AWLD Common Stock and warrants upon closing of the Merger.


_______________________________________________________________________________
ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 - Letter Agreement between AWLD and Baytree dated December 13, 2004.*

*Contained in Form 8-K filed on December 13, 2004.

CUSIP No. 0504X207                    13D                      Page 7 of 7 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 17, 2004

                                /s/ Michael Gardner
                                ----------------------------------------
                                Michael Gardner


                                Managing Member
                                ----------------------------------------
                                Name/Title


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).